[Company Letterhead]

February 8, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Kevin Dougherty, Attorney-Advisor

Re:	Answers Corporation
Form 10-K for the Fiscal Year ended December 31, 2008
filed March 9, 2009
File No. 1-32255

Dear Mr. Dougherty:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2010 ("Comments Letter") concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Filing”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III

Item 11.  Executive Compensation

Compensation Program and Forms of Compensation, page 92

4.
We note your responses to prior comments 4, 5, and 6. In future filings, please expand your disclosure of the role of your chief executive officer in determining compensation for the other named executive officers, including his role in determining, and the methods by which he determines, base salary, long-term incentive awards, and bonuses. In addition, consistent with your responses, please include a more detailed discussion of his use of any third party data.

The Company will make the necessary changes to and expand its disclosure in, future filings, as appropriate. In addressing this matter, the Company will also consider its reporting requirements based on its filer status (at the present, a “Smaller Reporting Company”).

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Very truly yours,

/s/ Caleb A. Chill
Caleb A. Chill
VP General Counsel
& Corporate Secretary

cc:	Robert S. Rosenschein, CEO
Steven Steinberg, CFO